EXHIBIT 99.1

Westport Fuel Systems Announces Underwriters' Exercise of Over-Allotment Option

VANCOUVER, British Columbia, July 28, 2017 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) announced today the exercise of the underwriters' option from its previously announced offering (the “Offering”) to purchase an additional 2,425,000 common shares at the Offering price of US$1.50 per share. With the exercise of the option, Westport issued a total of 19,125,000 common shares under the offering for gross proceeds of US$28,687,500. Following the Offering, Westport Fuel Systems has approximately 130,330,022 shares outstanding. No common shares were sold or offered in Canada or to any resident of Canada pursuant to the Offering.

Oppenheimer & Co. Inc. acted as the sole book-running manager for the Offering. Craig-Hallum Capital Group LLC acted as the co-lead manager. Lake Street Capital Markets served as financial advisor to Westport Fuel Systems. The common shares issued under the Offering have been listed on The NASDAQ Global Select Market and the Toronto Stock Exchange.

Copies of the United States final prospectus supplement can be accessed through the U.S. Securities and Exchange Commission (the "SEC") website at www.sec.gov or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at 212-667-8563, or by e-mail at EquityProspectus@opco.com, and copies of the Canadian prospectus supplement are available at www.sedar.com.

In connection with the Offering, Westport Fuel Systems relied upon an exemption for interlisted issuers contained in section 602.1 of the TSX Company Manual which permits the TSX to not apply its standards to Westport Fuel Systems, as an eligible interlisted issuer, in reliance on evidence that a recognized exchange or relevant regulator has accepted the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport Fuel Systems in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com